IGT Statement on Passing of Fabio Cairoli, IGT CEO Global Lottery LONDON – July 10, 2023 – International Game Technology PLC (“IGT”) (NYSE: IGT) today released the following statement regarding the passing of Fabio Cairoli, IGT CEO Global Lottery: “IGT announced today with great sadness that Fabio Cairoli, IGT CEO of Global Lottery, has suddenly passed away. Fabio was an outstanding executive. He was distinguished by his passion, drive, sincerity, and commitment to results and innovation. His leadership of the Global Lottery Sales and Operations, Italy Lottery Operations, Global Lottery Product and Sales Development, and Global Lottery Technology and Support functions was unparalleled. While these operations remain in very capable and experienced hands, we recognize that many in the lottery industry also held personal relationships with Fabio, and that he was a greatly respected friend within and beyond the industry,” said Marco Sala, IGT Executive Chair. “At this time, IGT extends its deepest condolences to Fabio Cairoli’s family, as we dedicate our efforts to supporting their needs during this difficult time.” Prior to his role as CEO Global Lottery, Fabio served as Chief Executive Officer, Italy, where he was responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. He joined the Company’s predecessor, Lottomatica Group S.p.A., in 2012 as Senior Vice President of Business. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com. # # # Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, Italian media inquiries, +39 06 5189 9184 James Hurley, Investor Relations, +1 (401) 392-7190

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